Con Edison Company of New York, Inc.

Exhibit 12.2

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Six Months Ended June 30, 2008	For the Twelve Months Ended December 31, 2007	For the Six Months Ended June 30, 2007
Earnings
Net Income for Common	$340	$844	$375
Preferred Stock Dividend	6	11	6
(Income) or Loss from Equity Investees	—	(2)	0
Income Tax	156	392	197
Pre-Tax Income from Continuing Operations	$502	$1,245	$578
Add: Fixed Charges*	247	487	242
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$749	$1,732	$820
* Fixed Charges
Interest on Long-term Debt	$219	$411	$200
Amortization of Debt Discount, Premium and Expense	8	17	9
Other Interest	10	39	23
Interest Component of Rentals	10	20	10
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$247	$487	$242
Ratio of Earnings to Fixed Charges	3.0	3.6	3.4